UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: December 21, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM’S ACQUISITION OF URS AFFIRMED BY APPEALS COURT

Moscow and New York (December 21, 2006) — Open Joint Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that the Federal Arbitration Court of the Moscow District affirmed the June 26, 2006 ruling of the Moscow Arbitration Court and the September 7, 2006 ruling of the Court of Appeals in favor of VimpelCom in one of the claims by Telenor East Invest AS.

VimpelCom is satisfied with the order of the court which once again denies Telenor’s claim to invalidate the decision of VimpelCom’s CEO to acquire CJSC “Ukrainian Radio Systems” (“URS”). This is the seventh time that a court has ruled in favor of VimpelCom on claims filed by Telenor challenging the validity of the URS acquisition.

An appeal of today’s ruling may be filed with the Highest Arbitration Court.

Additional Information

1	Claim by Telenor East Invest AS against OAO Vimpelcom seeking to invalidate the decision of the shareholders meeting dated September 14, 2005 On Acquisition of URS Moscow Arbitration Court

On May 15, 2006 the court issued a judgment denying the claim

On July 27, 2006 the court of appeals sustained the judgment of the court of first instance, and denied the appeal.

On November 02, 2006 the court denied the cassation complaint and sustained the judgment of the first instance and order of the court of appeals.

2	Claim by Telenor East Invest AS against OAO Vimpelcom seeking to invalidate the decision of the decision of the sole executive body on acquisition of URS Moscow Arbitration Court	On June 26, 2006 the court issued a judgment denying the claim On September 07, 2006 the court of appeals sustained the judgment of the first instance and denied the appeal.

3	Claim by Telenor East Invest AS against OAO Vimpelcom seeking to challenge the acquisition of shares Moscow Arbitration Court	On November 21, 2006 the court denied the claim.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan and recently acquired cellular operators in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 78 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the possible appeal of the court ruling described above. There can be no assurance that Telenor will not appeal the ruling or that such ruling, if appealed, will not be overturned on appeal. There can be no assurance that an adverse ruling of the supervisory court will not adversely impact the outcome in the two other lawsuits brought by Telenor against the Company challenging the URS acquisition. In addition, there can be no assurances that additional claims will not be made by Telenor or other third parties regarding the Company’s acquisition of URS or other matters. In the event a decision unfavorable to the Company becomes binding in any pending or future court cases, including a decision for monetary damages and/or to unwind the URS acquisition, it could have an adverse effect on the Company, its business, its expansion strategy and its financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7(495) 974-5888 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1(212) 850-5600 mpolyviou@fd-us.com